The Annual Meeting of Stockholders was held on April 27,
2005.

A proposal to approve the adoption of Petroleum & Resources
Corporation 2005 Equity Incentive Compensation Plan was approved with 9,537,628 votes for, 1,691,906 votes against, 552,864 shares abstaining, and 8,130,655 shares unvoted.